LPL Financial Holdings Inc.
9785 Towne Centre Drive
San Diego, CA 92121-1968
858 450 9606 office

December 20, 2012
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Hugh West
Staci Shannon

Re:	SEC Comment Letter dated December 7, 2012
LPL Financial Holdings Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Form 10-Q for the Quarterly Period ended September 30, 2012
Filed October 31, 2012
File No. 001-34963

Ladies and Gentlemen:

This letter is to confirm our telephone conversation on December 18, 2012 with Ms. Shannon of the staff of the Securities and Exchange Commission wherein we agreed that we would provide our response to the staff's comment letter dated December 7, 2012 during the week of January 7, 2013.

Very truly yours,

/s/ Dan H. Arnold

Dan H. Arnold
Chief Financial Officer
LPL Financial Holdings Inc.

Member FINRA/SIPC